Exhibit 8

List of Subsidiaries

Company Name	Country of Incorporation
Silicom Connectivity Solutions, Inc.	The United States
Fiberblaze A/S(1)	Denmark

(1)	Fiberblaze A/S fully owns Fiberblaze US LLC, a private company incorporated in the United States.